BLOCK40X, INC.

1033 West 400 South

American Fork, Utah 84003

(702) 485-0110

March 4, 2025

David Gessert

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re: Block40X, Inc., Offering Statement on Form 1-A Filed February 14, 2025

File No. 024-12577

Dear Mr. Gessert:

I have reviewed the staff’s comment letter dated February 27, 2025. Amendment No. 1 to the offering statement is being filed in response. Your comments are reproduced below followed by our response in italics.

Offering Statement on Form 1-A General

1.Please revise to include the value of the 30,000,000 bonus shares you will issue to purchasers of 4,000,000 or more shares in the aggregate offering price. Additionally, we note your disclosure on page 31 that investors purchasing at least 1,000,000 shares of Common Stock in this offering will be entitled to a 15% discount. Please disclose this on the cover page and in the offering summary table on page 6, and reconcile it with your disclosure that investors who purchase 4,000,000 or more shares will receive up to 30,000 bonus shares. Further, expand your disclosure to describe how you will allocate the bonus shares.

First sentence: Complied in offering table on page 1.

Second and third sentences: Complied on cover page and renumbered page 33. Page 6 already contains this disclosure.

2.We note your statement on page 5 that you are "newly organized and [intend] to engage in mining bitcoin, or, alternatively, leasing [your] servers to AI enterprises," but also your statement on page 14 that you "currently mine bitcoin by contributing to and benefiting from a third [party pool’s] processing power." Please revise throughout to clarify whether you have secured mining equipment and have engaged in mining operations, or if you are in a planning or pre-operational stage.

Complied by revising the disclosure on renumbered page 15. We have not yet commenced operations and will make conforming changes where necessary, such as in the Offering Circular Summary or in Selected Risks on page 6

Part II

Offering Circular Summary, page 5

3.Please provide support for or reconcile your statements on pages 5, 33 and 38 that bitcoin will reach its maximum supply limit of 21 million in 2040, with your statements on pages 13, 33 and 38 that the maximum supply will be reached in 2140.

Complied by correcting the year to 2140 on pages 5, 35 and 41.

Risk Factors

Risks related to the Company and its Business

The artificial intelligence industry is relatively new, page 9

4.Please expand your risk factor discussion to address any hardware modification or adaptation that needs to be undertaken to lease your servers to companies engaged in artificial intelligence.

Complied in a new risk factor on page 9.

Our interactions with the bitcoin network, page 12

5.Please revise to describe your KYC/AML processes, and if there are none, please state so.

Complied in the revised risk factor, now on page 13.

Bitcoin is subject to halving, page 13

6.Please revise here and on pages 5, 33 and 38 to discuss the next halving event.

Complied on page 5 and renumbered pages 35 and 41

Forks in the bitcoin network, page 13

7.Please revise to clarify your policy with respect to any fork, airdrop or similar event, and if there are none, please state so.

Complied on renumbered page 15.

Bitcoins we mine or hold for our own account, page 14

8.We note your statement here that you currently mine bitcoin by contributing to and benefiting from a third party pool’s processing power, and the share of bitcoins mined from your pool is initially received by you in wallets you control, which are maintained by the Custodian. We also note your statement on page 34 that you plan to obtain bitcoin by contributing all of our computing power to one mining pool operator and you have not yet entered into a contract with any operator. Please reconcile the contradicting disclosures and also identify the Custodian.

Complied by clarifying on new renumbered page 15 that we have not identified any any third party pool or custodian, and on newly renumbered page 36 that we have not identified any custodian.

The digital asset exchanges on which cryptocurrencies, page 15

9.Please add risk factors that separately discuss the risk of front-running, wash-trading and security failures or operational problems at trading platforms.

A new risk factor has been added to newly renumbered page 16.

We are subject to risks associated with our need, page 19

10.We note reference in this risk factor to "[a]ny mining site we currently operate," and the statement that you maintain limited backup power at certain sites. We also note references to "future sites" on page 18. Please revise throughout to clarify whether you have established mining sites, or if you are in a planning or pre-operational stage.

Complied on newly renumbered pages 15 and 20.

Risks related to our securities and the offering

The Company's Financial Statements include a Going Concern Opinion, page 25

11.We note your disclosure that there is substantial doubt about your ability to continue as a going concern. Please revise to disclose the going concern opinion in the summary.

Complied on page 5. We note that this disclosure is already present on page 6 under the caption “Selected Risks” and in our Risk Factors on page 27. That risk factor has been expanded as well.

Use of Proceeds, page 32

12.Under the first three scenarios discussed, please revise to disaggregate the amount of funds you will use to (i) construct or acquire data centers, (ii) secure a long term electricity contract, and (iii) purchase bitcoin mining servers.

Complied by adding disclosure to this section, noting that there is no significant cost to enter into long term electricity contracts. If we do not raise the maximum offering, we do not intend to construct or acquire a facility and acquire servers, but will need to choose between these alternatives. Now in renumbered page 33.

The Company's Business Materials and Suppliers, page 35

13.We note your disclosure at the end of the third paragraph of this section that "historically, [your] methodology and operations have been efficient and resilient enough to withstand market pressures and global events, but there can be no certainty that [you] will not be negatively affected in the future." Please revise to add context to this disclosure given that you were formed on November 12, 2024 and have a limited operating history.

Complied. See newly renumbered page 37.

Government Regulation, page 36

14.Please update your disclosure for recent developments, including but not limited to the Executive Orders on Strengthening American Leadership in Digital Financial Technology and on Removing Barriers to American Leadership in Artificial Intelligence, each dated January 23, 2025.

Complied. See newly renumbered page 39.

15.We note your statement that you "carefully vet the exchanges [you] use for adequate compliance with U.S. laws as well as liquidity, using the information available to [you]..." Please revise to describe in greater detail the process and criteria by which you vet the exchanges.

Complied on newly renumbered page 38.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operation, page 39

16.Please reconcile your disclosure in the second paragraph that, based on the terms offered to you by data centers and the current cost of mining servers, you "would be able to obtain positive cash flow from bitcoin mining operations in a relatively short period of time," with your disclosures on pages 33 and 38 that you "cannot expect to generate a favorable profitability" because data centers will require you to pay for electrical power and other costs.

Complied on newly renumbered page 41 to clarify the limited applicability of these scenarios.

17.Please revise to state whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations.

Complied by additional disclosure on renumbered page 41. We note that we believe our operations are scalable depending on the amount we can raise.

Directors, Executive Officers and Significant Employees Code of Ethics, page 41

18.We note that you have adopted a Code of Ethics and an Insider Trading Policy that applies to all of your officers, directors and employees. Please revise your disclosure to briefly summarize the policies and procedures designed to eliminate or mitigate conflicts of interest, including the Code of Ethics and the Insider Trading Policy.

Complied. See newly renumbered page 43.

Part III

Index to Exhibits, page 57

19.Please file your Custody agreement with the Custodian as an exhibit to your offering statement. In this regard, we note your disclosure on pages 16 and 37.

We request that the staff reconsider this comment, since we have not entered into any custodian agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

We acknowledge this comment.

Other Changes

We have updated the table of contents as necessary and on page 42 corrected the amount contributed to capital by me from $15,000 to $10,000. We have also revised the cover page and the Plan of Distribution disclosure to clarify that sales may be made directly by us and in that case we may expend up to 10% in offering costs.

Very truly yours,

/s/ B Joshua Hoskins

B. Joshua Hoskins

President